Exhibit 12.1

CareTrust REIT, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	2011	2012	2013	Six Months Ended June 30, 2014
Earnings:
Pre-tax net (loss) income	$(6,514)	$232	$(272)	$(10,687)
Add: Fixed charges	11,122	12,221	12,657	9,782

Earnings	$4,608	$12,453	$12,385	$(905)

Fixed charges:
Interest expensed and capitalized	$10,505	$11,502	$11,948	$9,262
Amortized premiums, discounts and capitalized expenses related to indebtedness	601	705	699	517
Estimate of interest within rental expense	16	14	10	3

Fixed charges	$11,122	$12,221	$12,657	$9,782

Ratio of earnings to fixed charges(1)	—	1.02x	—	—

(1)	Earnings were insufficient to cover fixed charges by $6,514 and $272 for the years ended December 31, 2011 and 2013, respectively, and by $10,687 for the six months ended June 30, 2014.